SCHEDULE TO-C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.

(Name Of Subject Company (Issuer))

SONAE, SGPS, S.A.
SONAECOM, SGPS, S.A.

(Names of Filing Persons (Offerors))

ORDINARY SHARES
AMERICAN DEPOSITARY SHARES

(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)
American Depositary Shares (CUSIP: 737273102)

(CUSIP Number of Class of Securities)

André Sousa Sonae, SGPS, S.A. Lugar do Espido, Via Norte 4471-909 Maia, Portugal Tel: +351220121717	Luísa Ferreira Sonaecom, SGPS, S.A. Rua Henrique Pousão, 432 4460-481 Senhora da Hora, Portugal Tel: +351229572270

(Name, address and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)

Not Applicable	Not Applicable

(1)	No filing fee is required pursuant to General Instruction D of Schedule TO.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 12:  EXHIBITS

(a)(5)(1)	Press release issued by Sonae, SGPS, S.A. and Sonaecom, SGPS, S.A. on February 8, 2006

(a)(5)(1)

SONAE, SGPS, S.A.
Head Office: Lugar do Espido, Via Norte, Maia
Maia Commercial Registry Nr. 14168
Share Capital: Euros 2 000 000 000
Fiscal Number 500273170
Sociedade Aberta
ADENDA TO THE PRELIMINARY ANNOUNCEMENTS FOR THE LAUNCH OF GENERAL TENDER OFFERS FOR THE
ACQUISITION OF PORTUGAL TELECOM, SGPS, S.A. AND OF PT — MULTIMÉDIA — SERVIÇOS DE TELECOMUNICAÇÕES
E MULTIMÉDIA, SGPA, SA.
As an addenda to the preliminary announcements for the launch of a general tender offer for the acquisition of shares representing the share capital of Portugal Telecom, SGPS, S.A. (PT) and of convertible bonds issued by PT and to the preliminary announcement for the acquisition of shares representing the share capital of PT — Multimédia — Serviços de Telecomunicações, SGPS, S. A., it is hereby informed that:
1.	The offeror, once the conditions under the terms of the above mentioned announcements are fulfilled, will be Sonaecom, SGPS, S.A. or one or more companies, with head-offices in Portugal or abroad, under a control or group relation (relação de domínio ou de grupo) with Sonaecom, SGPS, S.A..

2.	The Financial Intermediary acting on behalf of the Offeror and providing assistance services in relation to both offers, in accordance with and for the purpose of article 113, no. 1, paragraph b) of the Portuguese Securities Code is Banco Santander de Negócios Portugal, S.A., with its head office in Avenida Engenheiro Duarte Pacheco, Amoreiras, Tower 1, 6th floor, 1099-024 Lisbon, corporate body nr. 502.519.215, registered with the Commercial Registry Office of Lisbon under nr. 2011.
This press announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the offer for the shares of PT (the “Offer”) or otherwise. The Offer will be made solely by an offer document containing and setting out the terms and conditions of the Offer (the “Offer Document”) and the letter of transmittal and form of acceptance (the “Acceptance Forms”), which will contain details of how the Offer may be accepted. In the United States, Sonae, SGPS, S.A. and Sonaecom will be filing a Tender Offer Statement containing the Offer Document, the Acceptance Forms and other related documentation with the US Securities and Exchange Commission (the “SEC”) on Schedule TO (the “Tender Offer Statement”) and PT is expected to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with the SEC after the Offer Document is made available to PT Shareholders. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents to be filed by Sonae, SGPS, S.A. or Sonaecom and PT in connection with the Offer will be available from the date the Offer Document is made available to PT shareholders on the SEC’s website at http://www.sec.gov. The Offer Document and the Acceptance Forms will be made available to all PT shareholders at no charge to them. PT shareholders are advised to read the Offer Document and the Acceptance Forms when they are made available to them because they will contain important information. PT shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they will contain important information.

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Unless otherwise determined by Sonae, SGPS, S.A. and/or Sonaecom and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor will it be made in or into Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within Australia, Canada or Japan. Accordingly, unless otherwise determined by Sonae, SGPS, S.A. and/or Sonaecom and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.
Notwithstanding the foregoing, Sonae, SGPS, S.A. and/or Sonaecom retains the right to permit the Offer to be accepted and any sale of securities pursuant to the Offer to be completed if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with applicable law and regulation.
The availability of the Offer to persons not resident in Portugal may be affected by the laws of the relevant jurisdiction. Persons who are not resident in Portugal should inform themselves about and observe any applicable requirements.
The Offer will be made by Sonae, SGPS, S.A. and/or Sonaecom and (outside the United States) by Banco Santander de Negócios Portugal, SA on its or their behalf.
Maia, 8 February 2006
SONAE, SGPS, S.A.
SONAECOM, SGPS, S.A.
The Financial Intermediary

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